Annex C

URBI DESARROLLOS URBANOS, S.A. DE C.V. AND SUBSIDIARIES
Consolidated Balance Sheets
(Thousands of constant Mexican Pesos as of December 31, 2003)

	As of December 31, 2003			
	2001	2002	2003	2003 Thousands of United States Dollars
Assets				
Current assets				
Cash and cash equivalents	$ 357,403	$ 417,114	$ 403,230	US$ 35,887
Accounts receivable-trade (Note 3)	990,248	1,075,541	1,445,482	128,647
Related parties (Note 4)	161,038	181,932	211,037	18,782
Inventories	2,454,251	2,544,718	4,125,141	367,136
Other accounts receivable	67,399	80,004	68,879	6,130
Prepaid expenses	26,681	35,000	45,858	4,082
Total current assets	4,057,020	4,334,309	6,299,627	560,664
Long term accounts receivable-trade (Note 3)	34,559	57,781	66,046	5,878
Land held for construction (Note 5)	564,718	569,856	898,927	80,004
Property, machinery and equipment, net (Note 7)	137,866	177,441	269,361	23,973
Other assets	1,978	4,575	10,638	947
Total assets	$ 4,796,141	$ 5,143,962	$ 7,544,599	US$ 671,466
Liabilities and Stockholders Equity				
Current Liabilities:				
Bank Loans	$ 981,606	$ 455,184	$ 830,178	US$ 73,885
Current portion of long-term debt (Note 8)	81,407	54,096	91,770	8,167
Related parties (Note 4)	10,371	5,495	884	79
Accounts payable to suppliers (Note 9)	615,853	624,603	1,098,394	97,757
Taxes and other accounts payable (Note 10)	99,644	130,861	167,676	14,923
Total current liabilities	1,788,881	1,270,239	2,188,902	194,811
Long-term liabilities				
Long-term debt (Note 8)	164,125	531,584	1,169,443	104,080
Accounts payable to suppliers (Note 9)	158,853	171,456	199,567	17,761
Labor obligations (Note 11)	—	—	1,057	94
Deferred income tax (Note	1,061,885	1,185,318	1,466,821	130,547

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dlw 12/21

14)				
Total liabilities	3,173,744	3,158,318	5,052,790	447,293
Contingencies and commitments (Note 12)				
Stockholder's equity (Note 13)				
Common stock:				
Nominal amount	87,809	87,809	85,667	7,624
Restatement increment	60,628	60,628	59,983	5,339
	148,437	148,437	145,650	12,963
Additional paid in capital	45,549	45,549	15,404	1,371
Retained earnings	2,354,002	2,835,608	3,448,117	306,881
Deficit from restatement of stockholders' equity	(165,821)	(284,180)	(330,592)	(29,423)
Cumulative effect of adoption of deferred income tax	(759,770)	(759,770)	(759,770)	(67,619)
Total stockholders' equity	1,622,397	1,985,644	2,518,809	224,173
Total liability and stockholder's equity	$ 4,796,141	$ 5,143,962	$ 7,544,599	US$ 671,466

Bolsa Mexicana de Valores, S.A. de C.V.

Symbol: URBI QUARTER: 3 YEAR: 2004

URBI DESARROLLOS URBANOS, S.A. DE C.V.

FINANCIAL STATEMENT Consolidated

As of September 2004 and 2003

(Thousands of Pesos)

Preliminary printing

REFS	CONCEPTS	CURRENT YEAR QUARTER Amount	%	PREVIOUS YEAR QUARTER Amount	%
1	**Total Assets**	**9,510,593**	**100**	**7,298,455**	**100**
2	**Current Assets**	**9,141,403**	**96**	**6,977,308**	**96**
3	Cash and Temporary Investments	1,000,333	11	417,994	6
4	Clients and Accounts Receivable (Net)	2,305,411	24	1,609,966	22
5	Other Accounts Receivable (Net)	227,485	2	152,913	2
6		5,412,335	57	4,591,607	63
7	Other assets	195,839	2	204,828	3
8	**Long Term**	**68,782**	**1**	**56,740**	**1**
9	Long term accounts receivable-trade (Net)	68,782	1	56,740	1
10	Investments in related non-consolidated subsidiaries shares	0	0	0	0
11	Other investments	0	0	0	0
12	**Real estate, Plant and Equipment**	**291,221**	**3**	**255,017**	**3**
13	Real estate	66,162	1	62,898	1
14	Machinery and Equipment	151,715	2	211,359	3
15	Other Equipment	231,166	2	200,133	3
16	Accumulated Depreciation	157,822	2	219,373	3
17	Construction in	0	0	0	0
18	**Deferred Assets (Net)**	**0**	**0**	**0**	**0**
19	**Other Assets**	**9,187**	**0**	**9,390**	**0**
20	**Total Liabilities**	**4,525,169**	**100**	**4,778,273**	**100**
21	**Current Liabilities:**	**1,681,791**	**37**	**1,901,183**	**40**
22	Suppliers	798,991	18	818,012	17
23	Bank Loans	405,693	9	905,549	19
24	Bonds	292,680	6	0	0
25	Payable Taxes	184,427	4	172,494	4
26	Other Liabilities	0	0	5,128	0
27	**Long Term Liabilities**	**1,041,663**	**23**	**1,390,099**	**29**
28	Bank Loans	275,033	6	189,461	4
29	Bonds	487,800	11	800,000	17
30	Other Liabilities	278,830	6	400,683	8
31	**Differed Liabilities**	**1,800,658**	**40**	**1,486,991**	**31**
32	**Other liabilities**	**1,057**	**0**	**0**	**0**
33	**Equity**	**4,985,424**	**100**	**2,520,182**	**100**

34	**Minority Interest**				
35	Majority Equity	**4,985,424**	**100**	**2,520,182**	**100**
36	**Contributed Capital**	**2,157,981**	**43**	**200,511**	**8**
37	Paid-in Capital	20,059	0	720	0
38	Stockholders Equity	135,408	3	152,709	6
39	Premium in sale of	2,002,514	40	47,082	2
40	Contributions for Future Capital Increases	0	0	0	0
41	**Equity Gain (Loss)**	**2,827,443**	**57**	**2,319671**	**92**
42	Accumulated Income and Reserves of	2,521,965	51	2,145,585	85
43	Reserve for repurchase of	0	0	0	0
44	Excess (Deficit) in the actualization of equity	(338,268)	(7)	(293,736)	(12)
45	**Net Income for the Fiscal Year**	**643,746**	**13**	**467,822**	**19**

Bolsa Mexicana de Valores, S.A. de C.V.

Symbol: URBI QUARTER: 3 YEAR: 2004

URBI DESARROLLOS URBANOS, S.A. DE C.V.

FINANCIAL STATEMENT Consolidated

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

		CURRENT YEAR QUARTER		Preliminary printing PREVIOUS YEAR QUARTER	
REF S	CONCEPTS	Amount	%	Amount	%
3	**Cash and Temporary Investments**	**1,000,333**	**100**	**417,994**	**100**
46	Cash			0	0
47	Investments	1,000,333	100	417,994	100
18	**Deferred Charges**	**0**	**100**	**0**	**100**
48	Amortizable Expenses	0	0	0	0
49	Accounts Payable	0	0	0	0
50	Differed Taxes	0	0	0	0
51	Other	0	0	0	0
21	**Current Liabilities**	**1,681,791**	**100**	**1,901,183**	**100**
52	Liabilities in Pesos	113,379	7	162,044	9
53	Liabilities in Foreign Exchange	1,568,417	93	1,739,139	91
24	**Short Term Bonds**	**292,680**	**100**	**0**	**100**
54	Commercial Paper	0	0	0	0
55	Mid Term Bonds	292,680	100	0	0
56	Current Portion of	0	0	0	0
26	**Other Current Liabilities**	**0**	**100**	**5,128**	**100**
57	Other Current Liabilities with	0	0	0	0
58	Other Current Liabilities without	0	0	5,128	100
27	**Long Term Liabilities**	**1,041,663**	**100**	**1,390,099**	**100**
59	Liabilities in National Currency	141,121	14	153,842	11
60	Liabilities in Foreign Currency	900,542	86	1,236,257	89
29	**Long Term Bonds**	**487,800**	**100**	**800,000**	**100**
61	Debentures	0	0	0	0
62	Medium Term Notes	487,800	100	800,000	100
30	**Other Credits**	**278,830**	**100**	**400,638**	**100**
63	Other Credits with Cost	0	0	0	0
64	Other Credits without Cost	278,830	100	400,638	100
31	**Differed Credits**	**1,800,658**	**100**	**1,486,991**	**100**
65	Accounts Payable	0	0	0	0
66	Differed Taxes	1,800,658	100	1,486,991	100
67	Others	0	0	0	0
32	**Other Liabilities**	**1,057**	**100**	**0**	**100**
68	Reserves	0	0	0	0
69	Other Liabilities	1,057	100	0	0

44	**Excess (Deficit) from restatement of equity**	**(338,268)**	**100**	**(293,736)**	**100**
70	Accumulated result for position	0	0	0	0
71	Income for Income from holdings of non-assets	(3338,268)	(100)	(293,736)	(100)

Bolsa Mexicana de Valores, S.A. de C.V.

Symbol: URBI QUARTER: 3 YEAR: 2004

URBI DESARROLLOS URBANOS, S.A. DE C.V.

FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Consolidated

Preliminary printing

REFS	CONCEPTS	CURRENT YEAR QUARTER Amount	PREVIOUS YEAR QUARTER Amount
72	Working Capital	7,459,612	5,076,125
73	Pension and Retirement Fund	0	0
74	Number of Officers	38	28
75	Number of Employees (*)	1,668	1,591
76	Number of Workers	2,500	5,084
77	Number of Shares Issued	298,589,762	298,219,974
78	Number of Repurchased Shares	0	0

(*) DATA IN UNITS

Bolsa Mexicana de Valores, S.A. de C.V.

Symbol: URBI QUARTER: 3 YEAR: 2004

URBI DESARROLLOS URBANOS, S.A. DE C.V.

INCOME STATEMENT Consolidated

FROM JANUARY 1 TO SEPTEMBER 30, 2004 AND 2003

(Thousands of Pesos)

Preliminary printing

		CURRENT YEAR QUARTER		PREVIOUS YEAR QUARTER	
REF R	CONCEPTS	Amount	%	Amount	%
1	**Net Sales**	**4,548,034**	**100**	**3,844,330**	**100**
2	Costs of Sales	3,048,388	67	2,596,812	68
3	**Gross Income**	**1,499,646**	**33**	**1,247,418**	**32**
4	Sales Expenses	426,672	9	376,811	10
5	**Operating Income**	**1,072,974**	**24**	**870,707**	**23**
6	Financing Integral Cost	93,648	2	137,523	4
					19
7	Income after Financing Integral Cost	979,326	22	733,184	
8	Other Financial Operations	(10,366)	0	(3,319)	0
9	**Income before Taxes and P.T.U.**	**989,692**	**22**	**736,503**	**19**
10	Provisions for Taxes and P.T.U.	345,946	8	268,681	7
11	**Net Income after Taxes and P.T.U.**	**643,746**	**14**	**467,822**	**12**
12	Participation in results of non-consolidated subsidiaries and associates	0	0	0	0
13	**Net income for Continuing Operations**	**643,746**	**14**	**467,822**	**12**
14	Operating Income (Net)	0	0	0	0
15	**Net Income before extraordinary provisions**	**643,746**	**14**	**467,822**	**12**
16	Extraordinary Expense (Income) Provisions	0	0	0	0
17	Effect as of the fiscal year start for changes in accounting principles (Net)	0	0	0	0
18	**Net Income**	**643,746**	**14**	**467,822**	**12**
19	Minority Participation				
20	**Majority Net Income**	**643,746**	**14**	**467,822**	**12**

Bolsa Mexicana de Valores, S.A. de C.V.

Symbol: URBI QUARTER: 3 YEAR: 2004

URBI DESARROLLOS URBANOS, S.A. DE C.V.

INCOME STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Consolidated

Preliminary printing

REF R	CONCEPTS	CURRENT YEAR QUARTER Amount	%	PREVIOUS YEAR QUARTER Amount	%
1	**Net Sales**	**4,548,034**	**100**	**3,844,330**	**100**
21	National	4,548,034	100	3,844,330	100
22	Foreign			0	0
23	Conversion into Dollars			0	0
6	**Integral Cost of Financing**	**93,648**	**100**	**137,523**	**100**
24	Paid Interests	162,097	173	161,936	118
25	Foreign exchange loss	18,425	20	16,017	12
26	Interests gain	28,075	30	8,540	6
27	Exchange rate profits	17,716	19	4,881	4
28	Monetary Gain	(44,882)	(48)	(30,169)	(22)
42	Real Loss in UDI's	3,824	4	3,191	2
43	Real Gain in UDI's	25	0	31	0
8	**Other Financial Operations**	**(10,366)**	**100**	**(3,319)**	**100**
29	Other Expenses and (Products)	(10,366)	(100)	(3,319)	(100)
30	Loss (Gain) in sale of stock	0	0	0	0
31	Loss (Gain) in sale of temporary stock	0	0	0	0
10	**Taxes and P.T.U. Provisions**	**345,946**	**100**	**268,681**	**100**
32	I.S.R	7,340	2	6,103	2
33	Deferred I.S.R.	338,606	98	262,578	98
34	P.T.U.	0	0	0	0
35	Deferred P.T.U.	0	0	0	0

INCOME STATEMENT
OTHER INCOME CONCEPTS
(Thousands of Pesos)

CONSOLIDATED

Preliminary printing

REF R	CONCEPTS	CURRENT YEAR QUARTER Amount	PREVIOUS YEAR QUARTER Amount
36	Total Sales	4,548,033	3,844,329
37	Income for the Fiscal Year	82,530	(410,118)
38	Net Sales (**)	6,112,964	4,964,607
39	Operating Income	1,372,022	1,079,380
40	Net Majority Income (**)	809,075	606,297
41	Net Income	809,075	606,297

(**) INFORMATION LAST TWELVE MONTHS

Bolsa Mexicana de Valores, S.A. de C.V.

Symbol: URBI QUARTER: 3 YEAR: 2004

URBI DESARROLLOS URBANOS, S.A. DE C.V.

QUARTERLY INCOME STATEMENT CONSOLIDATED

From July 1 to September 30, 2004 and 2003

(Thousands of Pesos)

Preliminary Printing

		CURRENT YEAR QUARTER		PREVIOUS YEAR QUARTER	
REF R	CONCEPTS	Amount	%	Amount	%
1	**Net Sales**	**1,709,241**	**100**	**1,440,270**	**100**
2	Costs of Sales	1,136,939	67	972,880	68
3	**Gross Income**	**572,302**	**33**	**467,337**	**32**
4	Sales Expenses	138,620	8	134,238	9
5	**Operating Income**	**433,682**	**25**	**333,099**	**23**
6	Financing Integral Cost	20,174	1	63,463	4
7	Income after Financing Integral Cost	413,508	24	269,636	19
8	Other Financial Operations	(3,889)	0	(3,257)	0
9	**Income before Taxes and P.T.U.**	**417,397**	**24**	**272,893**	**19**
10	Provisions for Taxes and P.T.U.	148,397	9	99,617	7
11	**Net Income after Taxes and P.T.U.**	**269,000**	**16**	**173,276**	**12**
12	Participation in results of non-consolidated subsidiaries and associates	0	0	0	0
13	**Net Income for Continuing Operations**	**269,000**	**16**	**173,276**	**12**
14	Operating Income (Net)	0	0	0	0
15	**Net Income before extraordinary provisions**	**269,000**	**16**	**173,276**	**12**
16	Extraordinary Expense (Income) Provisions	0	0	0	0
17	Effect as of the fiscal year start for changes in accounting principles (Net)	0	0	0	0
18	**Net Income**	**269,000**	**16**	**173,276**	**12**
19	Minority Participation				
20	**Majority Net Income**	**269,000**	**16**	**173,276**	**12**

Bolsa Mexicana de Valores, S.A. de C.V.

Symbol: URBI QUARTER: 3 YEAR: 2004

URBI DESARROLLOS URBANOS, S.A. DE C.V.

QUARTERLY INCOME STATEMENT CONSOLIDATED

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

Preliminary Printing

REF R	CONCEPTS	CURRENT YEAR QUARTER Amount	%	PREVIOUS YEAR QUARTER Amount	%
1	**Net Sales**	**1,709,241**	**100**	**1,440,217**	**100**
21	National	1,709,241	100	1,440,217	100
22	Foreign	0	0	0	0
23	Conversion into Dollars	0	0	0	0
6	**Integral Cost of Financing**	**20,174**	**100**	**63,463**	**100**
24	Paid Interests	46,348	230	61,900	98
25	Foreign exchange loss	4,875	24	9,549	15
26	Interests gain	13,460	67	2,371	4
27	Exchange rate profits	5,127	25	3,247	5
28	Monetary Gain	(14,097)	(70)	(5,421)	(9)
42	Real Loss in UDI's	1,635	8	3,067	5
43	Real Gain in UDI's	0	0	14	0
8	**Other Financial Operations**	**(3,889)**	**100**	**(3,257)**	**100**
29	Other Expenses and (Products)	(3,889)	(100)	(3,257)	(100)
30	Loss (Gain) in sale of stock	0	0	0	0
31	Loss (Gain) in sale of temporary investments	0	0	0	0
10	**Taxes and P.T.U. Provisions**	**148,397**	**100**	**99,617**	**100**
32	I.S.R	3,189	2	2,163	2
33	Deferred I.S.R.	145,208	98	97,454	98
34	P.T.U.	0	0	0	0
35	Deferred P.T.U.	0	0	0	0

Bolsa Mexicana de Valores, S.A. de C.V.

Symbol: URBI QUARTER: 3 YEAR: 2004

URBI DESARROLLOS URBANOS, S.A. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION FROM JANUARY 1 TO SEPTEMBER 30, 2004 AND 2003 CONSOLIDATED

(Thousands of Pesos)

Preliminary Printing

REF C	CONCEPTS	CURRENT YEAR QUARTER Amount	PREVIOUS YEAR QUARTER Amount
1	**Net Income**	**643,746**	**467,822**
2	+ (-) Provisions applied to Incomes that do not require use of funds	367,926	289,813
3	**Flow from Fiscal Year Net Income**	**1,011,672**	**757,635**
4	Flow from Working Capital Changes	(1,419,910)	(1,486,422)
5	**Funds originated (used) by operation**	**(408,238)**	**(728,787)**
6	Flow from third party financing	(700,665)	819,145
7	Flow from own financing	1,734,621	0
8	**Funds originated (used) through financing**	**1,033,856**	**819,145**
9	**Funds originated (used) in investment activities**	**(42,104)**	**(103,504)**
10	Net Increase (decrease) in cash and temporary investments	583,514	(13,146)
11	Cash and Temporary Investments at the start of the period	416,819	431,140
12	Cash and Temporary Investments at the end of the period	1,000,333	417,994

NY3:#7346573v1

Bolsa Mexicana de Valores, S.A. de C.V.

Symbol: URBI QUARTER: 3 YEAR: 2004

URBI DESARROLLOS URBANOS, S.A. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION CONSOLIDATED

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

Preliminary Printing

REF C	CONCEPTS	CURRENT YEAR QUARTER Amount	PREVIOUS YEAR QUARTER Amount
2	**+(-) + (-) Provisions applied to Incomes that do not require use of funds**	**367,926**	**289,813**
13	+ Depreciation and Amortization of the Fiscal Year	29,319	27,235
14	+ (-) Net Increase (Decrease) in the Reserve for and Seniority Premium	0	0
15	+ (-) Net Loss (Gain) in	0	0
16	+ (-) Real Net Loss (Gain) of Liabilities and Assets	0	0
17	+ (-) Other Provisions	338,607	262,578
40	+ (-) Provisions applied to income that do not require use	0	0
4	**Flow from Working Capital changes**	**(1,419,910)**	**(1,486,422)**
18	+ (-) Decrease (Increase) in accounts receivable	(811,727)	(495,276)
19	+ (-) Decrease (Increase) in	(215,491)	(1,372,778)
20	+ (-) Decrease (Increase) in other accounts receivable and other assets	(107,071)	(34,039)
21	+ (-) Increase (decrease) in	(263,882)	359,566
22	+ (-) Increase (decrease) in other	(21,739)	56,105
6	**Flow from Third Party Financing**	**(700,665)**	**819,145**
23	+ Term Bank and Bond Financing	303,590	761,765
24	+ Term Bank and Bond Financing	116,678	525,300
25	+ Dividends	0	0
26	Others	0	0
27	(-) Financing Amortization	(1,120,933)	(467,920)
28	(-) Financing Amortization	0	0
29	(-) Other Amortization	0	0
7	**Flow from own Financing**	**1,734,521**	**0**
30	+ (-) Increase (Decrease) in stockholders equity	1,734,521	
31	(-) Paid Dividends	0	
32	+ Premium in sale of	0	
33	Contributions for Future Capital Increases	0	
9	**Funds provided (used in) Investment activities**	**(42,104)**	**(103,504)**
34	+ (-) Decrease (Increase) in permanent stock investments	0	0
35	(-) Real estate, plant and industrial equipment	(42,104)	(103,504)
36	(-) Increase in constructions in	0	0
37	+ Sales of other permanent investments	0	0

38	+ Fixed assets sales	0	0
39	+ (-) Other provisions	0	0

Bolsa Mexicana de Valores, S.A. de C.V.

Symbol: URBI QUARTER: 3 YEAR: 2004

URBI DESARROLLOS URBANOS, S.A. DE C.V.

RATIOS AND PROPORTIONS
CONSOLIDATED INFORMATION

PRELIMINARY PRINTING

REF P	CONCEPTS	CURRENT YEAR QUARTER	PREVIOUS YEAR QUARTER
	Yield		
1	Net Income to Net Sales	14.15%	12.17%
2	Net Income to Equity (**)	16.23%	24.06%
3	Net Income to Total Assets (**)	8.51%	8.31%
4	Cash Dividends to Net Income of the previous fiscal year	0.00%	0.00%
5	Income for Monetary Position to Net Income	6.97%	6.45%
	Activity		
6	Net Sales to Total Assets (**)	0.64 times	0.68 times
7	Net Sales to Fixed Assets	20.99 times	19.47 times
8	Inventory Rotation	1.32 times	1.36 times
9	Sales Days to collect	119 days	98 days
10	Paid interests to Total Liabilities with cost (**)	0.15%	0.12%
	Leverage		
11	Total Liabilities to Total Assets	47.58%	65.47%
12	Total Liabilities to Equity	0.91 times	1.90 times
13	Foreign Exchange Liability to Total Liabilities	5.62%	6.61%
14	Long Term Liabilities to Fixed Assets	357.69%	545.10%
15	Operating Income to Paid Interests	6.62 times	5.38 times
16	Net Sales to Total Liabilities (**)	1.35 times	1.04 times
	Liquidity		
17	Current Assets to Current Liabilities	5.44 times	3.67 times
18	Current Assets less Inventories to Current	2.22 times	1.25 times
19	Current Assets to Total Liabilities	2.02 times	1.46 times
20	Available Assets to Current Liabilities	59.48%	21.99%
	Statement of Changes		
21	Flow from Net Income to Net	22.24%	19.71%
22	Flow from changes in Working Capital to Net Sales	(31.22)%	(38.67)%
23	Fund provided by (used in) operations to Paid Interests	(2.52) times	(4.50) times
24	Third party financing to funds provided by (used in) financings	(67.77)%	100.00%
25	Own financing to funds provided by (used in) financing	167.77%	0.00%
26	Real estate, plant and machinery to funds provided by (used in) investment activities	100.00%	100.00%

Bolsa Mexicana de Valores, S.A. de C.V.

Symbol: URBI QUARTER: 3 YEAR: 2004

URBI DESARROLLOS URBANOS, S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED INFORMATION

Preliminary Printing

REF D	CONCEPTS	CURRENT YEAR QUARTER Amount	PREVIOUS YEAR QUARTER Amount
1	Basic Profit per Ordinary Share	$2.94	$2.03
2	Basic Profit per Preferred Share	$.00	$.00
3	Diluted Profit per Share	$.00	$.00
4	Continuing Operations Income per Ordinary Share (UOCPA) (**)	$.00	$.00
5	Discontinued Operations Effect in UOCPA(**)	$.00	$.00
6	Extraordinary Income Effect in UOCPA	$.00	$.00
7	Changes in Accounting Principles Effect	$.00	$.00
8	Book value per Share	$16.70	$8.45
9	Accumulated Cash Dividend per Share	$.00	$.00
10	Shares Dividend per Share	.00 shares	.00 shares
11	Market value (last trade) to book value	.00 times	.00 times
12	Market value (last Trade) to basic per ordinary share(**)	.00 times	.00 times
13	Market value (last Trade) to basic per preferred share(**)	.00 times	.00 times

(**) INFORMATION LAST TWELVE MONTHS

Type of Information or Report	Information Publication Date	Source of Requirement or Practice	Requisite Publication Date
Report on compliance with BMV requirements See (1) of Annex A	May 31, 2004	Article 27 and 28 of the General Rules for Issuers of Securities, issued by the National Banking and Securities Commission ("CNBV") on March 19, 2003 ("CNBV Issuers' Rules") and sub-sections I and IX of section 4.033.00 of the Internal Rules of the Mexican Stock Market.	By May 31
Annual report See (2) of Annex A and Annex C	June 29, 2004	Article 14 Bis 2 of the Securities Market Law and Article 33 of CNBV Issuers' Rules	By June 30
Report of level of compliance with Better Corporate Governance Practice Code See (3) of Annex A	June 30, 2004	Article 14 Bis 2 of the Securities Market Law and Article 33 of CNBV Issuers' Rules	By June 30
Summary of resolutions adopted by the Ordinary Shareholders' Meeting held on July 19, 2004 See (4) of Annex A	July 23, 2004	Article 14 Bis 2 of the Securities Market Law and Article 34 of CNBV Issuers' Rules	The next business day from the date of the Annual Shareholders' Meeting
Relevant Event Release See (1) of Annex B	June 30, 2004	Article 50 of CNBV Issuers' Rules	When the event occurs
Relevant Event Release See (2) of Annex B	July 19, 2004	Article 50 of CNBV Issuers' Rules	When the event occurs

Relevant Event Release See (4) of Annex B	July 29, 2004	Article 50 of CNBV Issuers' Rules	When the event occurs
Relevant Event Release See (5) of Annex B	October 5, 2004	Article 50 of CNBV Issuers' Rules	When the event occurs
Financial information for the nine months ended September 31, 2004 See (5) Annex A and Annex D	October 26, 2004	Article 14 Bis 2 of the Securities Market Law and Article 33 of CNBV Issuers' Rules	Within 20 business days following the end of the relevant fiscal quarter

SUMMARIES OF INFORMATION OR REPORTS

(1) Report on compliance with *Bolsa Mexicana de Valores* (Mexican Securities Exchange; the "BMV") requirements.

(2) Annual report for the fiscal year ending December 31, 2003, containing the same information that is required to be included in an offering prospectus, including corporate, operative and financial information of the Company, as well as a risk factors and management's discussion and analysis of financial condition and results of operations. This report is equivalent to a report on Form 20-F.

This annual report was filed with the *Comisión Nacional Bancaria y de Valores* (Mexican Banking and Securities Commission; the "CNBV") and the BMV, and was made available to the public through the BMV website.

The annual report included financial statements for year ended December 31, 2003, a line by line translation of which is attached hereto as Annex C.

(3) Report of the Company's level of compliance with the Better Corporate Governance Practice Code (the "Code"), consisting of a questionnaire that follows each of the principles of such Code. The principles established by the Code are: (i) to encourage companies to increase the amount of information regarding their management structure and the function of their corporate bodies; (ii) to suggest mechanisms by which companies can ensure that their financial information is sufficient; (iii) to establish processes that encourage participation and communication among board members; and (iv) to encourage companies to develop mechanisms that encourage a proper level of disclosure to stockholders. The Code consists of five sections:

(i) Board of Directors: includes recommendations on the functions, integration, structure, operation and duties of the Board of Directors.

(ii) Evaluating and Compensating Directors: to evaluate and establish structures to allow company management to function in an efficient and transparent manner, including appointing senior executives and determining executive compensation.

(iii) Auditing: selection and appointment of auditors and examiners, verification of financial information, internal controls and compliance with applicable legal provisions in this area.

(iv) Finance and Planning: to oversee the financing, strategic planning and risk management policies and practices.

(v) Stockholder Information: aspects covered in the agenda of stockholders' meetings, quality and promptness of information, and communication between the Board of Directors and investors.

This report was filed with the CNBV and the BMV, and was made available to the public through the BMV website.

(4) Summary of the resolutions adopted at the General Ordinary Shareholders Meeting held on July 19, 2004, by means of which, among other things, a new independent director was appointed and members of the Board of Directors were ratified.

This information was filed with the CNBV and the BMV, and was made available to the public through the BMV website.

(5) Report of financial information for the nine months period ending September 31, 2004, a line by line translation of which is attached hereto as Annex D.

TRANSLATION OF "RELEVANT EVENTS" RELEASES

(1)

June 30, 2004

"Urbi invites Alberto Mulás to become a member of the Board of Directors"

His experience and knowledge in the housing sector will strengthen the structure and Corporate Governance of the company.

Mexico, D.F., June 30, 2004.- Urbi invited Alberto Mulás Alonso, an engineer, to become a member of the Board of Directors. This important event highlights the interest of the company in the integration of a high quality and transparent Corporate Governance.

Cuauhtémoc Pérez Román, Urbi's General Manager and Chairman of the Board of Directors, commented the following: "we are very satisfied with Alberto Mulás' acceptance of our invitation to become a member of our board, we are confident that his great experience in business and the household industry, in particular, will significantly strengthen the transparency and professionalism of our Corporate Governance, which has always been a constant priority at Urbi".

The official appointment of Alberto Mulás Alonso, is contemplated to take place at Urbi's Shareholders Meeting, scheduled for July 19, 2004.

Engineer Alberto Mulás was head of the National Housing Development Commission in the current administration, and stood out in his participation in the incorporation of the Federal Mortgage Company; likewise, as Sub-Secretary of Urban Development and Housing he was responsible for the design of the housing sector strategy and its implementation. He is a cofounder of CReSCE Financial and Strategic Consulting; has a 12-year experience in Investment Banking transactions, including debt and capital markets financings, as well as consulting in mergers, acquisitions, sales and financial restructurings.

Carlos Cota, Operating Manager of Uribi and Director added: "In addition to strengthening the structure of our Corporate Governance, the incorporation of Alberto Mulás is part of our effort for the past 7 years to invite external directors to participate in our company, for which Alberto Mulás now joins Urbi's prestigious directors: Gaston Luken, former representative of GE Capital Mexico, Pedro Antonio Suárez Fernández, professor at IPADE, and Rogelio Carrillo González. former technical manager of Cemex, which have great recognition in the business sector".

Urbi is the leading company specialized in housing in the northern region of the country and the second developer in Mexico. Thru ought its 22 years of operations it has developed more than 130 thousand houses, always fulfilling its business process with an outstanding financial performance, locating it as one of the most profitable companies in the sector. Urbi has a business model supported by UrbiNet, its state of the art technological platform."

(2)

July 19, 2004

" Mr. Alberto Mulas Alonso is appointed as Independent Director, and Mr. Hector Corral Caligaris, who had already the position as Alternate Director, is appointed as his alternate .

Mr. Mario Danilo Elizondo Lomeli is appointed as Alternate Director for Mr. Rogeliuo Carrillo Gonzalez

The rest of the members of the board of directors and their alternates are ratified and consequently, the Board of Directors is as follows:

Director	Alternate
Cuauhtemos Perez Roman [1]	Juan Manuel Carrillo Gonzalez
Netzahualcoyotl Perez Roman [1]	Francisca Selene Avalos Rios [1]
Jose Carlos Cota Arce [1]	Marco A. Garcia de Leon Pununuri [1]
Domingo Javier Moreno Gamez [1]	Jesús Rodolfo Lujan Fernandez [1]
Fco. Javier Cazares Gonzalez [1]	Marco Antonio Moreno Mexia [1]
Rogelio Carrillo Gonzalez [2]	Mario Danilo Elizondo Lomerli [1]
Gaston Luken Aguilar [3]	Jesús Alberto Ponce de Leon Torres [3]
Pedro Antonio Suarez Fernandez [3]	Roberto Perez Hernandez [3]
Alberto Mulas Alonso [3]	Hector Corral Caligaris [3]

[1] Internal Director [2] External Director] [3] Independent Director

(3)

July 29, 2004

"Information annex 2 is being retransmitted, completed with the table referring to income tax (Note 10) that was missing from the original."

(4)

October 5, 2004

"It is hereby informed that the company has no relevant event to inform to the market regarding the volume of shares of the company traded on this date."